# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mountain Crest Acquisition Corp. V, CIK 0001859035
CUSIP: 62404B107
Title of class of securities: Common Stock, par value $0.0001 per Share
Address of issuer's principal executive offices: 524 Broadway 11th Floor, New York, New York (NY), 10012
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-25-001017
Filed by CIK 0001859046

## Reporting persons
- Mountain Crest Global Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,865,800; shared voting power 0; sole dispositive power 1,865,800; shared dispositive power 0; aggregate amount beneficially owned 1,865,800 (64.94% of the class)
  Comment: (1) Calculated based on 2,873,023 shares of common stock outstanding as of November 14, 2025 as reported on the Issuer's Form 10-Q, filed on November 14, 2025.
- Suying Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,865,800; shared voting power 0; sole dispositive power 1,865,800; shared dispositive power 0; aggregate amount beneficially owned 1,865,800 (64.94% of the class)
  Comment: (1) Calculated based on 2,873,023 shares of common stock outstanding as of November 14, 2025 as reported on the Issuer's Form 10-Q, filed on November 14, 2025.

## Item 1. Issuer
Name of issuer: Mountain Crest Acquisition Corp. V
Address of issuer's principal executive offices: 524 Broadway 11th Floor, New York, NY, 10012

## Item 2. Person Filing
Name of person filing: (i) Mountain Crest Global Holdings LLC (the "Sponsor") and (ii) Suying Liu, the sole manager of the Sponsor. The Sponsor and Suying Liu have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Suying Liu have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Suying Liu are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: 524 Broadway 11th Floor, New York, NY, 10012
Citizenship: (i) Mountain Crest Global Holdings LLC - Delaware (ii) Suying Liu - China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Percent of class: Mountain Crest Global Holdings LLC and Suying Liu beneficially own 1,865,800 shares of Common Stock. This accounts for 64.94% of the 2,873,023 shares of Common Stock outstanding as of November 14, 2025, as disclosed in the Company's Form 10-Q filed with the SEC on November 14, 2025.
Sole power to vote or to direct the vote:
Mountain Crest Global Holdings LLC - 1,865,800 shares

Suying Liu - 1,865,800 shares
Shared power to vote or to direct the vote:
Mountain Crest Global Holdings LLC - 0 shares

Suying Liu - 0 shares
Sole power to dispose or to direct the disposition:
Mountain Crest Global Holdings LLC - 1,865,800 shares

Suying Liu - 1,865,800 shares
Shared power to dispose or to direct the disposition:
Mountain Crest Global Holdings LLC - 0 shares

Suying Liu - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Mountain Crest Global Holdings LLC: /s/ Suying Liu, Managing Member (02/12/2026)
- Suying Liu: /s/ Suying Liu, Suying Liu (02/12/2026)